UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TEREX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	001-10702	34-1531521

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. employer identification no.)

200 Nyala Farm Road, Westport, Connecticut		06880

(Address of principal executive offices)		(Zip code)

Eric I Cohen, Esq.	(203) 222-7170

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Terex Corporation (the "Company") evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. The Company has filed a Conflict Minerals Report, which is attached as an exhibit in Item 2.01 and is also publicly available on the Company’s website at www.terex.com under “Investor Relations” – “Governance” – “Corporate Governance Documents”.

Item 1.02 - Exhibit

The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit	Description
1.01	Conflict Minerals Report for 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2019

TEREX CORPORATION

By: /s/ Eric I Cohen
Eric I Cohen Senior Vice President, Secretary and General Counsel

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